May 24, 2012

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Arch Western Resources, LLC
Form 10-K for Fiscal Year Ended December 31, 2011
Filed March 30, 2012
File No. 333-107569-03

Dear Mr. Reynolds:

We are providing this letter in response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated May 14, 2012 regarding the Annual Report on Form 10-K (File No. 333-107569-03) filed by Arch Western Resources, LLC (“AWR”) on March 30, 2012 (the “Form 10-K”).  Set forth below are the Staff’s comments and our responses.

We call to the Staff’s attention that, as noted on the cover page of the Form 10-K, AWR is a voluntary filer not subject to the filing requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended.  AWR has filed periodic reports with the Securities and Exchange Commission (the “Commission”) pursuant to its obligation to do so as set forth in Section 4.17 of that certain Indenture, dated as of June 25, 2003 (the “Indenture”), among Arch Western Finance, LLC (“AWF”), AWR, Arch of Wyoming, LLC (“Arch of Wyoming”), Mountain Coal Company, L.L.C. (“Mountain Coal”), Thunder Basin Coal Company, L.L.C. (with AWR, Arch of Wyoming and Mountain Coal, the “Original Guarantors”) and The Bank of New York, as trustee.  The Indenture, as supplemented to date, governs the 6 ¾% Senior Notes due 2013 (the “Notes”) issued by AWF, an indirect subsidiary of AWR.  References to the Indenture below are to the Indenture as supplemented to date.(1)

As announced in the Current Report on Form 8-K filed by Arch Coal on May 1, 2012, AWF has commenced a cash tender offer for any and all of its outstanding Notes (the “Tender Offer”).  Further, as announced in the Current Report on Form 8-K filed by Arch Coal on May

(1)  The Indenture was filed as Exhibit 4.1 to the Registration Statement on Form S-4 (Reg. No. 333-107569) filed by AWF and the Original Guarantors on August 1, 2003.  To date, the Indenture has been supplemented by (i) that certain First Supplemental Indenture, dated as of October 22, 2004, among AWF, Triton Coal Company, LLC (“Triton”), Arch Western Bituminous Group, LLC (with Triton and the Original Guarantors, the “Current Guarantors”), the Original Guarantors and The Bank of New York, as trustee, which was filed as Exhibit 4.1 to the Form 8-K filed by Arch Coal, Inc., the ultimate parent company of both AWF and AWR (“Arch Coal”), on October 28, 2004, and (ii) that certain Second Supplemental Indenture, dated as of May 15, 2012, among AWF, the Current Guarantors and The Bank of New York Mellon Trust Company, N.A. (formerly known as The Bank of New York Trust Company, N.A., as successor to The Bank of New York), as trustee, which was filed as Exhibit 4.1 to the Current Report on Form 8-K filed by Arch Coal on May 15, 2012.

16, 2012, (i) AWF accepted for purchase approximately $304.0 million aggregate principal amount of Notes in an initial settlement pursuant to the terms of the Tender Offer and (ii) AWF called for redemption all Notes that remain outstanding following the completion of the Tender Offer.  AWF’s call for redemption of all Notes that remain outstanding following the completion of the Tender Offer is irrevocable pursuant to the terms of the Indenture.  The Tender Offer will expire at 11:59 p.m., New York City time, on May 29, 2012.  The settlement date for any additional Notes that are tendered in the Tender Offer and the redemption date for all Notes that remain outstanding following the completion of the Tender Offer will be May 30, 2012.  Accordingly, following May 30, 2012, (i) no Notes will be outstanding, (ii) the Indenture will be discharged and will cease to be of further effect, (iii) AWR will have no obligation to continue to file periodic reports with the Commission and (iv) AWR will cease filing periodic reports with the Commission as a voluntary filer.

Form 10-K for Fiscal Year Ended December 31, 2011

General

COMMENT NO. 1:

We note that you are incorporating by reference to information from Arch Coal’s Annual Report on Form 10-K for its fiscal year ended December 31, 2011.  However, we are unable to locate the information incorporated by reference filed as an exhibit to the report as required by Exchange Act Rule 12b-23(a)(3).  Please advise us of the basis for incorporation by reference.

RESPONSE:

We acknowledge the Staff’s comment.  To the extent applicable in any future filing which AWR may make, we will file information incorporated by reference into such filing as an exhibit to such filing as required by Exchange Act Rule 12b-23(a)(3).

Signatures

COMMENT NO. 2:

Please confirm in future filings that, in addition to being signed by the Company’s principal executive officer and principal financial officer, the report will be signed by the company’s principal accounting officer or controller.  See Form 10-K, General Instructions D(2)(a).

RESPONSE:

We confirm that, to the extent required, any future filing which AWR may make will be signed by AWR’s principal accounting officer or controller and that we will designate the principal accounting officer of AWR on the applicable signature page.  We note to the Staff that John T. Drexler serves as both the principal financial officer and principal accounting officer of AWR.

*              *              *

AWR acknowledges that:

•                  AWR is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  AWR may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration.  If you require any additional information on these issues, or if I can provide you with any other information that will facilitate your continued review of the Form 10-K, please contact me at 314-994-2700 at your earliest convenience.

Sincerely,

ARCH WESTERN RESOURCES, LLC

By:	/s/ John T. Drexler
John T. Drexler
Vice President